Exhibit (a)(14)

Question and Answer Sheet About the Placer Dome Board's Recommendation to Reject the Barrick Offer

Why did the Board reject the offer?

        After carefully considering and reviewing the Barrick offer, with the benefit of advice from its financial and legal advisors, the Board unanimously recommended that shareholders REJECT the Barrick offer and NOT TENDER their common shares to the offer. The Board believes the Barrick offer fails to provide full value for the Placer Dome assets and common shares and is an attempt by Barrick to acquire Placer Dome without offering adequate consideration to Placer Dome shareholders. Placer Dome's financial advisors have each provided a written opinion that, as of the date of such opinions, the consideration offered under the Barrick offer was inadequate, from a financial point of view, to shareholders. A detailed discussion of the reasons for the Board's rejection of the Barrick offer is included in the Directors' Circular prepared in response to the Barrick offer, a copy of which is available on our website.

As an employee, what action is required of me?

        All of us can help further the best interests of Placer Dome by remaining focused on our daily responsibilities. We recognize that recent events have created a potential distraction, but it is critical that we remain focused on working safely at our individual jobs during this time. We will update you when we have something to announce.

        If you own Placer Dome common shares, you most likely have already received an offer from Barrick to purchase your shares. Our Board has unanimously recommended that shareholders NOT tender their common shares. Members of the Board and senior management ARE NOT tendering their common shares into the Barrick offer.

What is the Board doing in response to the Barrick Offer?

        The Board has established a Special Committee which, along with the Board and its financial and legal advisors, has carefully reviewed the Barrick offer. The Board and the Special Committee, together with our management and outside advisors, are also working to evaluate a range of strategic alternatives to the Barrick offer that may enhance shareholder value. Placer Dome has been solicited by and has initiated contact with a number of third parties who have expressed an interest in considering alternative transactions. While it is impossible to predict whether any transactions will emerge from these efforts and discussions, due to the strategic value of quality gold and copper assets, the Board believes that Placer Dome and its assets are potentially very attractive to other parties in addition to Barrick.

What will happen next?

        Our Board will continue its work in evaluating a range of strategic alternatives that may enhance shareholder value. Barrick's offer is scheduled to expire on December 20, 2005, unless extended or withdrawn.

The media has referred to this as a "hostile" take-over bid. Is that true?

        YES. In a friendly transaction, the two companies would work together to come to an agreement that would enhance shareholder value. In this situation, Barrick has launched its offer without first approaching Placer Dome to discuss alternatives. Given this, the Barrick offer should be considered to be a hostile offer and the Board is determined to consider alternatives that may enhance value for shareholders.

If I own Placer Dome shares, do I have to decide what to do about the Barrick offer now?

        NO. You do not have to take any action at this time. The Barrick offer is scheduled to expire on December 20, 2005. Given that the Board is considering a range of strategic alternatives that may enhance shareholder value, the Board recommends that you not take any action until closer to this date to ensure that you are aware of all options available to you. You do not need to do anything to reject this offer, simply DO NOT tender your common shares.

What should I do if I am contacted by a reporter? How should any calls from shareholders, analysts or investors be handled?

        Consistent with our long-standing policies, any inquiry from the media should be directed to Gayle Stewart at (604) 661-1911. Calls from analysts, investors and shareholders should be referred to Greg Martin at (604) 661-3795 or Meghan Brown at (604) 661-1577.

Can I withdraw my common shares if I have already tendered?

        YES, but you must take certain actions to do so. For assistance with withdrawing your shares, we recommend you contact your broker or Georgeson Shareholder at the number listed below:

    Georgeson Shareholder:
    North American Toll Free Number: 1-866-245-2999
    Australia: 1 300 658 874

My broker advised me to tender my common shares. Should I?

        No. The Board has unanimously recommended that shareholders REJECT the Barrick offer and NOT TENDER their common shares. You should be aware that Barrick has established a Soliciting Dealer Group and that Barrick has agreed to pay brokers for common shares tendered to the Barrick Offer.

Who do I ask if I have more questions relating to the offer?

        If you own Placer Dome common shares and have questions about the offer, please contact Georgeson Shareholder at the number above. For all other inquiries, please see your manager.

As an employee of the company, am I considered an "insider"? If so, how do I know if I'm allowed to sell my shares?

        Under applicable securities legislation you are an "insider" if you are a director or senior officer of the company or of a subsidiary of the company. You are also an "insider" for the purposes of the Corporate Disclosure Policy if you are an employee in possession of undisclosed material information. You may never sell your shares or otherwise trade in securities of the company while you are in possession of material information that has not been made public. If you are unsure about the materiality of the information, you should err on the side of caution and contact Claudia Ferris, Senior Administrator Corporate and Securities, by phone at (+1) 604 6611932 or by email at claudi_ferris@placerdome.com before you trade.

        It is also important to note that there are also times during which trading is not allowed by certain employees. These are called black-out periods and they occur regularly, such as around the preparation of the company's financial statements, or in connection with specific pending events, such as the current Barrick takeover bid. If you are an employee restricted from trading due to a black-out, you will always be notified directly. If you are affected by the current black-out, you cannot buy, sell, transfer or otherwise trade in securities of Placer Dome or of any other company as may be specified in the black-out notices sent to you until you are notified that the black-out period has ended. If you have not otherwise been notified and are unsure about whether or not you should be included on the black-out list, you should err on the side of caution and contact Claudia at the above number before you trade.

Additional Information

        In response to the exchange offer by Barrick Gold Corporation, Placer Dome has filed in Canada and the U.S. and is mailing to its shareholders a Directors' Circular dated November 23, 2005, and has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which includes the Directors' Circular as an exhibit thereto. These documents set forth the full response of the Board of Directors of Placer Dome to the Barrick offer. Security holders are urged to read the Directors' Circular, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 and the other documents filed as exhibits thereto, because they contain important information. Security holders may obtain a copy of the Directors' Circular as well as any other documents filed by Placer Dome in connection with the exchange offer by Barrick, free of charge at the SEC's website at www.sec.gov, from Placer Dome at www.placerdome.com, or by contacting Georgeson Shareholder, the information agent retained by Placer Dome, at 1-866-245-2999.